Exhibit 99.2
EXPENSES
     The following is a statement of the expenses (all of which are estimated) to be incurred by us in connection with a distribution of securities registered under our registration statement on Form F-3 filed with the Securities and Exchange Commission (the “Commission”) on May 19, 2009:

Securities and Exchange Commission registration fee		(1)
Printing and engraving expenses	$100,000
Legal fees and expenses	$750,000
Accounting fees and expenses	$300,000
Indenture Trustee’s fees and expenses	$16,000
Rating Agencies’ fees	$450,000
Total	$1,616,000

(1)   The registrants are registering an indeterminate amount of securities under the registration statement and in accordance with Rules 456(b) and 457(r) under the Securities Act of 1933, as amended, the registrants are deferring payment of any registration fee until the time the securities are sold under the registration statement pursuant to a prospectus supplement.
     TOTAL S.A. has previously incurred expenses, consisting of the Commission registration fee, printing and engraving expenses, legal, accounting and indenture trustee’s fees and expenses, and rating agencies fees, in connection with the previous shelf registration statement of TOTAL S.A. and Total Capital on Form F-3 (Registration Nos. 333-104463 and 333-104463-01) in the total amount of approximately $4,200,000.